UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate be check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated November 16, 2010, entitled “ViryaNet Reports Third Quarter 2010 Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	Chief Executive Officer

Date: November 16, 2010

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on November 16, 2010, entitled “ViryaNet Reports Third Quarter 2010 Results”.

VIRYANET REPORTS THIRD QUARTER 2010 RESULTS

November 16, 2010

Quarterly Net Income increases, Revenues Up 6% and License Revenues Up 25% Year-Over-Year

Reports 60% Year-Over-Year Increase in Net Income for the First Nine-Months in 2010

Southborough, MA, November 16, 2010 - ViryaNet Limited (VRYAF.OB), a leading provider of mobile workforce management solutions that optimize the full cycle of scheduling and dispatch processes for field service management announced financial results for the third quarter of 2010.

For the third quarter ended September 30, 2010, ViryaNet reported revenues of $2,793 thousand, a 5.7% increase compared to the same period in 2009. Net income for the third quarter was $151 thousand or $0.04 basic and diluted earnings per share, compared to a net income of $71 thousand or $0.02 per basic and diluted earnings share for the same period in 2009. Software license revenues for the third quarter of 2010 were $396 thousand, compared to $318 thousand recorded in the third quarter of 2009. Maintenance and services revenues were $2,397 thousand in the third quarter of 2010, compared to $2,324 thousand in the third quarter of 2009.

For the nine months period ended September 30, 2010, ViryaNet reported revenues of $8,468 thousand, a 5.7% increase compared to the same period in 2009. Net income for the nine months period in 2010 was $561 thousand, compared to a net income of $351 thousand in the same period in 2009.

“Our continued investments in developing and delivering innovative products for the marketplace have resulted in a solid financial base as measured in continued increases in our net profitability and an 18% increase in bookings year-over-year,” stated Memy Ish-Shalom, Chief Executive Officer. “These achievements have enabled us to expand on our channel sales strategy and have us positioned for accelerated growth moving forward.”

About ViryaNet

ViryaNet provides packaged industry solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in operational excellence. ViryaNet’s field service management software solutions specialize in the functions of scheduling and dispatching resources and enabling mobile field communication. Embedding industry best practices and utilizing a powerful workflow engine, web architecture, and visibility suite, the ViryaNet solutions allow companies to outperform their competition, better the customer experience, improve financial performance, and address regulatory compliance. ViryaNet possesses an impressive track record in the field service space, a vast number of customers across a variety of industries, and strong partnerships with leading platform and system integration companies. Headquartered in Southborough, MA, ViryaNet enjoys a worldwide presence with offices and customers located in North America, Europe, and the Pacific Rim. For more information, visit www.viryanet.com

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated July 15, 2010 and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

###

Press Contact:
Yoni Mozeson
ViryaNet, Ltd
508-490-8600, ext 3025 yoni.mozeson@viryanet.com

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2009	September 30, 2010
	Audited	Unaudited
Assets

CURRENT ASSETS:
Cash and cash equivalents	$156	$136
Trade receivables	547	1,021
Other accounts receivable and prepaid expenses	97	196

Total current assets	800	1,353

NON-CURRENT ASSETS:
Severance pay fund	912	935
Other	60	32

Total non-current assets	972	967

PROPERTY AND EQUIPMENT, net	89	111

GOODWILL	7,169	7,217

OTHER INTANGIBLE ASSETS, net
Customer relationship	138	—
Other	73	—

Total intangible assets	7,380	7,217

Total assets	$9,241	$9,648

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31, 2009	September 30, 2010
	Audited	Unaudited
Liabilities and shareholders’ equity (deficiency)

CURRENT LIABILITIES:
Short-term bank credit	$380	$235
Current maturities of long-term bank loans	400	500
Trade payables	530	428
Deferred revenues	2,961	3,218
Other accounts payable and accrued expenses	2,061	1,826
Loan from related party	79	79

Total current liabilities	6,411	6,286

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	889	714
Long-term convertible debt	530	520
Long-term deferred revenues	641	492
Accrued severance pay	1,376	1,445

Total long-term liabilities	3,436	3,171

SHAREHOLDERS’ EQUITY (DEFICIENCY):
Share capital	3,961	4,299
Additional paid-in capital	116,603	116,471
Accumulated other comprehensive income	3	33
Accumulated deficit	(121,173)	(120,612)

Total shareholders’ equity (deficiency)	(606)	191

Total liabilities and shareholders’ equity (deficiency)	$9,241	$9,648

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended September 30		Nine Months ended September 30
	2009	2010	2009	2010
	Unaudited	Unaudited	Unaudited	Unaudited

REVENUES:
Software licenses	$318	$396	$1,330	$1,274
Maintenance and services	2,324	2,397	6,680	7,194

Total revenues	2,642	2,793	8,010	8,468

COST OF REVENUES:
Software licenses	62	13	163	136
Maintenance and services	1,005	1,127	3,016	3,216

Total cost of revenues	1,067	1,140	3,179	3,352

GROSS PROFIT	1,575	1,653	4,831	5,116

OPERATING EXPENSES:
Research and development	286	245	865	765
Selling and marketing	670	718	2,116	2,250
General and administrative	449	447	1,366	1,363

Total operating expenses	1,405	1,410	4,347	4,378

INCOME FROM OPERATIONS	170	243	484	738
FINANCIAL EXPENSES, net	99	92	133	177

NET INCOME	$71	$151	$351	$561

BASIC NET EARNINGS PER SHARE	$0.02	$0.04	$0.11	$0.16

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTION OF BASIC NET EARNINGS PER SHARE	3,215,346	3,523,185	3,174,072	3,443,962

DILUTED NET EARNINGS PER SHARE	$0.02	$0.04	$0.10	$0.15

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTION OF DILUTED NET EARNINGS PER SHARE	3,578,982	3,921,358	3,537,708	3,861,693